UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act Of 1934

FOR THE MONTH OF DECEMBER 2009
COMMISSION FILE NUMBER: 001-33820

A-POWER ENERGY GENERATION SYSTEMS, LTD.
(Translation of registrant's name into English)
No. 44 Jingxing Road
Tiexi District
Shenyang, Liaoning, China 110021

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This Report on Form 6-K shall be incorporated by reference in the Registration Statement (Registration No.333-161983) of A-Power Energy Generation Systems, Ltd. (the "Company") on Form F-3 and in the prospectus filed as part of such registration statement, and shall be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed with or furnished to the SEC by the Company.

Entry into a Material Definitive Agreement.

On December 30, 2009, the Company entered into a Conversion Agreement (each a "Conversion Agreement") with each of the holders (the "Holders") of the Company's convertible notes (the "Notes") issued on June 19, 2009.

Pursuant to the Conversion Agreements, the Company and each of the Holders have agreed, among other things, to convert the aggregate principal amount and accrued interest of $37,537,500 outstanding under the Notes, together with make-whole amounts, into an aggregate of 4,582,559 common shares of the Company using a conversion price per share set at $10.212, which is 96% of the original conversion price of the Notes of $10.637.  The common shares issuable upon conversion of the Notes are freely tradable by the Holders. In addition, each participating holder entered into a confirmation agreement with the Company confirming certain procedural and other aspects of the transaction.

On December 31, 2009, the Company issued a press release announcing the transaction, which is attached hereto as Exhibit 99.1 and incorporated by reference herein.

This foregoing description of the terms of the Conversion Agreements and the Confirmation Letters is not complete and is qualified in its entirety by the terms and conditions of the form of Conversion Agreement attached hereto as Exhibit 99.2 and the form of the Confirmation Letter attached hereto as Exhibit 99.3, each of which is incorporated by reference herein.

TABLE OF CONTENTS

Page

Signature	4
Exhibit Index	5

Exhibit 99.1 – Press Release
Exhibit 99.2 – Form of Conversion Agreement
Exhibit 99.3 – Form of Confirmation Letter

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A-Power Energy Generation Systems, Ltd.

By:	/s/ John S. Lin
Name:	John S. Lin
Title:	Chief Operating Officer

Date: December 31, 2009

EXHIBIT INDEX

Exhibit Number	Description

99.1	Exhibit 99.1 – Press Release
99.2	Exhibit 99.2 – Form of Conversion Agreement
99.3	Exhibit 99.3 – Form of Confirmation Letter